Constellium International 40-44, rue Washington 75008 Paris France Tel: +33 (1) 73 01 46 20 www.constellium.com Constellium International Société par actions simplifiée au capital de 20.168.666 € 40-44, rue Washington, 75008 Paris 832 509 418 RCS Paris Joëlle Labrousse BNP PARIBAS - Agency EMEA – Relationship Manager Millénaire 4 35 Rue de la Gare - 75019 Paris Tel : 0033.1.43.16.92.40 Email : joelle.labrousse@bnpparibas.com Paris, 30 April 2021 To: BNP Paribas in its capacity as Agent (as defined below) Dear BNP Paribas team, Reference is made to a €180,000,000 facility agreement dated 13 May 2020 in respect of a prêt garanti par l'Etat granted to Constellium International as Company by the Lenders named therein (the "Agreement"). Unless otherwise specified, defined terms used in this letter have the meaning given to them in the Agreement. This letter is designated as a Finance Document. We, acting in our capacity as Company, hereby request the unanimous consent of the Lenders to modify the terms of Clause 21.17 (Debt Capital Market Issue) of the Agreement so that, in such Clause, a reference to the Initial Termination Date (i.e., 20 May 2021) be replaced by a reference to 20 August 2021 and that, accordingly, Clause 21.17 (Debt Capital Market Issue) of the Agreement be replaced by the following: “21.17 Debt Capital Market Issue If Constellium SE makes any Debt Capital Markets Issue after 20 August 2021, Constellium SE fails to apply (through the Company) the net proceeds of any such issue in priority towards the voluntary prepayment of the Loan in accordance with the terms of this Agreement.” Save as specified above no other terms of the Agreement will be modified as a result of this letter. This letter shall not be construed as effecting any novation of the terms of the Agreement or any other Finance Document. This letter is governed by French law and any dispute arising under or in connection with its terms shall be subject to the exclusive jurisdiction of the Tribunal de commerce de Paris. We would be most grateful if you could countersign on behalf of all the Lenders and return a countersigned copy of this letter to us no later than by 14 May 2021 at 5:00 pm CET. Upon your countersignature, the amendment requested above shall enter into force immediately and unconditionally.

Constellium International Société par actions simplifiée au capital de 20.168.666 € 40-44, rue Washington, 75008 Paris 832 509 418 RCS Paris 2 Sincerely yours, [SIGNATURE] ___________________ Constellium International By: Laurent Schmitt Title: General Manager (“Directeur Général”) We, the Agent, acting in the name and on behalf of all the Lenders, agree to the amendment of Clause 21.17 (Debt Capital Market Issue) of the Agreement set out in this letter. [SIGNATURES] ______________ BNP PARIBAS By: Title: 12 May 2021